STATEMENT OF INVESTMENTS

Dreyfus New York Tax Exempt Bond Fund, Inc.

August 31, 2008 (Unaudited)

Long-Term Municipal Investments--98.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--94.5%				
Albany Industrial Development Agency, Civic Facility Revenue (Saint Peter's Hospital of the City of Albany Project)	5.75	11/15/22	2,000,000	2,050,240
Albany Industrial Development Agency, Civic Facility Revenue (Saint Peter's Hospital of the City of Albany Project)	5.25	11/15/32	8,325,000	7,754,071
Albany Industrial Development Agency, LR (New York Assembly Building Project)	7.75	1/1/10	275,000	284,864
Austin Trust (Port Authority of New York and New Jersey, Consolidated Bonds, 151th Series)	6.00	9/15/28	20,000,000 a,b	21,502,800
Buffalo (Insured; FGIC)	5.00	12/1/12	1,800,000	1,896,030
Buffalo (Insured; FGIC)	5.13	12/1/14	2,820,000	2,962,523
Buffalo Fiscal Stability Authority, Sales Tax and State Aid Secured Bonds (Insured; FGIC)	4.50	9/1/18	1,110,000	1,166,455
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/09	1,055,000	1,067,154
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/10	1,110,000	1,122,299
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/11	1,160,000	1,172,435
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/12	1,225,000	1,237,850
Erie County, GO (Public Improvement) (Insured; MBIA, Inc.)	5.25	4/1/18	2,000,000	2,148,360
Erie County Industrial Development Agency, Life Care Community				

Revenue (Episcopal Church Home and Affiliates Life Care Community, Inc. Project)	6.00	2/1/28	1,500,000	1,390,590
Hempstead Town Industrial Development Agency, Civic Facility Revenue (Hofstra University Civic Facility)	5.25	7/1/18	1,730,000	1,816,413
Hempstead Town Industrial Development Agency, RRR (American Ref-Fuel Company of Hempstead Project)	5.00	6/1/10	6,000,000	5,980,740
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/39	5,750,000	5,136,302
Long Island Power Authority, Electric System General Revenue (Insured; AMBAC)	5.50	12/1/11	5,000,000	5,389,550
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/25	10,000,000	10,076,000
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.25	12/1/14	16,000,000	18,050,400
Long Island Power Authority, Electric System General Revenue (Insured; MBIA, Inc.)	5.00	9/1/25	28,765,000	29,143,547
Metropolitan Transportation Authority, Dedicated Tax Fund Revenue (Insured; FSA)	5.25	11/15/25	8,750,000	9,102,712
Metropolitan Transportation Authority, Service Contract Revenue (Insured; MBIA, Inc.)	5.50	7/1/24	10,000,000	10,561,100
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/25	3,505,000	3,540,821
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/29	17,300,000	17,231,492
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/35	10,000,000	9,867,400
Metropolitan Transportation Authority, Transportation Revenue	5.25	11/15/36	10,000,000	10,108,400
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/37	14,250,000	14,012,452
Monroe Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.63	6/1/10	500,000 [c]	544,095

Nassau County,				
General Improvement (Insured;				
FSA)	5.75	3/1/10	4,955,000 c	5,218,309
Nassau County Health Care				
Corporation, Health System				
Revenue (Insured; FSA)	6.00	8/1/09	4,000,000 c	4,206,760
Nassau County Industrial				
Development Agency, Continuing				
Care Retirement Community				
Revenue (Amsterdam at				
Harborside Project)	6.70	1/1/43	10,000,000	9,949,500
Nassau County Industrial				
Development Agency, IDR				
(Keyspan-Glenwood Energy				
Center, LLC Project)	5.25	6/1/27	12,750,000	12,480,975
New York City	5.80	8/1/11	190,000	190,534
New York City	5.00	11/1/12	2,000,000	2,161,640
New York City	5.50	6/1/13	875,000 c	987,157
New York City	5.25	10/15/19	5,000,000	5,260,400
New York City	5.00	11/1/19	10,000,000	10,478,600
New York City	5.00	4/1/20	3,500,000	3,655,085
New York City	5.00	8/1/20	2,000,000	2,092,000
New York City	5.25	10/15/22	2,000,000	2,071,600
New York City	5.50	6/1/23	125,000	130,397
New York City	5.25	8/15/25	7,475,000	7,721,750
New York City				
(Insured; AMBAC)	5.75	8/1/12	1,570,000 c	1,761,775
New York City				
(Insured; AMBAC)	5.75	8/1/16	3,430,000	3,743,296
New York City				
(Insured; FSA)	5.25	10/15/19	1,450,000	1,557,184
New York City				
(Insured; MBIA, Inc.)	5.25	5/15/18	11,000,000	11,831,820
New York City Health and Hospital				
Corporation, Health System				
Revenue	5.25	2/15/17	1,550,000	1,565,469
New York City Industrial				
Development Agency, Civic				
Facility Revenue (United				
Jewish Appeal Federation				
Project)	5.00	7/1/12	1,460,000	1,582,173
New York City Industrial				
Development Agency, Civic				
Facility Revenue (United				
Jewish Appeal Federation				
Project)	5.25	7/1/15	1,640,000	1,801,196
New York City Industrial				
Development Agency, Civic				
Facility Revenue (United				
Jewish Appeal Federation				
Project)	5.00	7/1/27	1,000,000	1,024,330
New York City Industrial				

Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.00	12/1/28	5,075,000	4,152,365
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/20	2,775,000	2,843,265
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/26	5,000,000	4,936,900
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; FGIC)	5.00	3/1/31	10,810,000	10,455,540
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	2,500,000	2,323,125
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	12,500,000	11,561,125
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/16	2,000,000	2,081,840
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/18	2,830,000	2,893,166
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.50	6/15/10	13,000,000 c	13,924,560
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue	5.00	6/15/27	15,000,000	15,527,700
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue	4.50	6/15/38	24,000,000	22,466,640
New York City Municipal Water Finance Authority, Water and Sewer System Second General				

Resolution Revenue	5.00	6/15/39	10,000,000	10,046,600
New York City Transit Authority, Metropolitan Transportation Authority, Triborough Bridge and Tunnel Authority, COP (Insured; AMBAC)	5.63	1/1/13	2,675,000	2,798,210
New York City Transitional Finance Authority, Building Aid Revenue	4.50	1/15/38	12,500,000	11,688,250
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/22	19,000,000	19,709,840
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	1/15/24	10,000,000	10,303,000
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/27	10,000,000	10,184,400
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.25	5/15/09	3,000,000 c	3,106,710
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	8/15/09	5,000,000 c	5,241,500
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	8/15/09	1,000,000 c	1,050,670
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	2,115,000 c	2,252,348
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/23	10,000,000	10,458,900
New York City Transitional Finance Authority, Future Tax Secured Revenue	0/14.00	11/1/29	9,000,000 d	8,086,410
New York City Transitional Finance Authority, Future Tax Secured Revenue (Insured; FGIC)	6.00	8/15/09	5,000,000 c	5,253,350
New York City Transitional Finance Authority, Future Tax Secured Subordinate Revenue	5.00	11/1/22	14,890,000	15,736,348
New York City Trust for Cultural Resources, Revenue (The Museum of Modern Art)	5.00	4/1/31	5,000,000	5,115,150
New York Convention Center Development Corporation, Revenue (Hotel Unit Fee Secured) (Insured; AMBAC)	5.00	11/15/18	3,440,000	3,632,709
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/10	675,000 c	730,998
New York Counties Tobacco Trust				

IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/35	325,000	329,894
New York State Dormitory Authority, Consolidated Revenue (City University System) (Insured; FGIC)	5.63	7/1/16	9,120,000	10,155,667
New York State Dormitory Authority, Consolidated Second General Resolution Revenue (City University System) (Insured; FGIC)	5.75	7/1/16	2,000,000	2,100,160
New York State Dormitory Authority, Consolidated Third General Resolution Revenue (City University System) (Insured; FSA)	5.50	7/1/09	10,000,000 c	10,417,400
New York State Dormitory Authority, Court Facilities LR (The City of New York Issue)	5.75	5/15/14	3,715,000	4,122,090
New York State Dormitory Authority, Court Facilities LR (The County of Westchester Issue)	5.00	8/1/10	5,570,000	5,694,545
New York State Dormitory Authority, Insured Revenue (Barnard College) (Insured; FGIC)	5.00	7/1/37	11,000,000	10,253,430
New York State Dormitory Authority, Insured Revenue (Fashion Institute of Technology Student Housing Corporation) (Insured; FGIC)	5.25	7/1/16	3,755,000	3,991,640
New York State Dormitory Authority, Insured Revenue (Fashion Institute of Technology Student Housing Corporation) (Insured; FGIC)	5.25	7/1/20	4,490,000	4,672,608
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; MBIA, Inc.)	5.75	7/1/27	33,625,000	38,368,143
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	10,000,000 c	10,890,100
New York State Dormitory Authority, Mortgage HR (The Long Island College Hospital) (Insured; FHA)	6.00	8/15/15	2,395,000	2,604,754
New York State Dormitory Authority, Mortgage Nursing Home Revenue (Menorah Campus,				

Inc.) (Collateralized; FHA)	6.10	2/1/37	8,300,000	8,386,071
New York State Dormitory Authority, Revenue (4201 Schools Program) (Insured; MBIA, Inc.)	5.25	7/1/10	1,670,000	1,728,734
New York State Dormitory Authority, Revenue (Carmel Richmond Nursing Home) (LOC; Allied Irish Banks PLC)	5.00	7/1/15	2,000,000	2,045,600
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/19	15,000,000	16,236,000
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/20	7,920,000	8,494,834
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/21	10,000,000	10,642,500
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/23	10,255,000	10,818,615
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	10,000,000	10,273,400
New York State Dormitory Authority, Revenue (Lenox Hill Hospital Obligated Group)	5.75	7/1/15	1,000,000	1,015,370
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/12	1,450,000	1,509,987
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/13	2,605,000	2,802,199
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA, Inc.)	5.75	7/1/20	3,000,000	3,342,540
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA, Inc.)	0.00	7/1/28	18,335,000 e	7,154,867
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/14	2,305,000 c	2,574,639
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/18	30,000	32,073
New York State Dormitory Authority, Revenue (Mental Health Services Facilities				

Improvement) (Insured; FGIC)	5.00	2/15/21	10,150,000	10,521,388
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/25	6,105,000	6,268,309
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/11	550,000	550,561
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/13	1,000,000	1,000,530
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	7,925,000	7,924,366
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	6,305,000	6,304,496
New York State Dormitory Authority, Revenue (Mount Sinai School of Medicine of New York University) (Insured; MBIA, Inc.)	5.00	7/1/27	5,045,000	5,080,517
New York State Dormitory Authority, Revenue (Municipal Health Facilities Improvement Program) (Insured; FSA)	5.50	1/15/13	1,350,000	1,442,340
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/13	1,450,000	1,499,909
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/14	1,855,000	1,916,011
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/16	2,055,000	2,088,907
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/19	1,395,000	1,383,533
New York State Dormitory Authority, Revenue (New York University Hospitals Center)	5.00	7/1/22	10,000,000	9,533,200
New York State Dormitory Authority, Revenue (North Shore - Long Island Jewish Obligated Group)	5.00	5/1/18	3,280,000	3,357,080
New York State Dormitory Authority, Revenue (North Shore University Hospital at				

Forest Hills) (Insured; MBIA, Inc.)	5.50	11/1/13	2,625,000	2,885,348
New York State Dormitory Authority, Revenue (NYSARC, Inc.) (Insured; FSA)	5.00	7/1/12	1,100,000	1,190,310
New York State Dormitory Authority, Revenue (Orange Regional Medical Center Obligated Group)	6.13	12/1/29	2,500,000	2,441,975
New York State Dormitory Authority, Revenue (Orange Regional Medical Center Obligated Group)	6.25	12/1/37	7,500,000	7,341,450
New York State Dormitory Authority, Revenue (Park Ridge Housing, Inc.) (Collateralized; FNMA)	6.13	8/1/15	2,875,000	3,018,721
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/12	1,000,000	1,094,280
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/14	5,430,000	5,946,447
New York State Dormitory Authority, Revenue (Rockefeller University)	5.00	7/1/32	18,505,000	18,651,560
New York State Dormitory Authority, Revenue (Saint Barnabas Hospital) (Insured; AMBAC and FHA)	5.25	8/1/15	2,135,000	2,276,401
New York State Dormitory Authority, Revenue (School District Financing Program) (Insured; MBIA, Inc.)	5.38	10/1/22	31,000,000	32,675,550
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/10	1,180,000	1,255,213
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/11	20,000,000	21,761,200
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,140,000	1,274,816
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.25	5/15/13	2,500,000	2,691,850

New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.50	5/15/13	11,010,000	11,970,623
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/10	2,000,000 c	2,145,020
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/16	5,000,000	5,797,450
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA, Inc.)	5.00	5/15/13	12,900,000 a,b	14,038,361
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA, Inc.)	5.50	5/15/13	100,000	108,824
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA, Inc.)	5.25	5/15/15	6,825,000	7,555,002
New York State Dormitory Authority, Revenue (Upstate Community Colleges)	5.25	7/1/18	2,000,000	2,145,060
New York State Dormitory Authority, Revenue (Winthrop University Hospital Association)	5.50	7/1/32	1,000,000	975,930
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/13	8,150,000 c	8,968,831
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.05	3/15/13	500,000 c	551,300
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	5,000,000 c	5,582,150
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/24	7,500,000	7,895,325
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/31	20,000,000	20,451,400
New York State Energy Research and Development Authority, PCR (Central Hudson Gas and				

Electric Corporation Project) (Insured; AMBAC)	5.45	8/1/27	9,000,000	9,224,910
New York State Environmental Facilities Corporation, State Clean Water and Drinking Water Revolving Funds Revenue (New York City Municipal Water Finance Authority Projects)	5.25	6/15/20	13,745,000	14,599,527
New York State Environmental Facilities Corporation, SWDR (Waste Management, Inc. Project)	4.45	7/1/09	2,000,000	1,996,400
New York State Housing Finance Agency, Housing Revenue (Capitol Green Apartments) (Collateralized; FNMA)	4.38	11/15/17	1,000,000	956,030
New York State Housing Finance Agency, MFHR (Highland Avenue Senior Apartments) (Collaterilized; SONYMA)	4.40	2/15/11	1,450,000	1,456,337
New York State Housing Finance Agency, MFHR (Park Drive Manor II Apartments) (LOC: NBT Bank and The Bank of New York)	4.13	8/15/11	1,660,000	1,681,829
New York State Housing Finance Agency, Revenue (Service Contract Obligation)	5.25	3/15/11	3,465,000	3,507,273
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing)	5.00	9/15/18	1,400,000	1,519,028
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing)	5.00	3/15/34	10,000,000	10,185,500
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; FGIC)	5.00	9/15/20	1,270,000	1,332,992
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	10/1/10	2,920,000	2,953,463
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.55	10/1/12	4,300,000	4,347,644
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.80	10/1/28	3,980,000	3,993,333
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	4/1/29	8,725,000	8,815,566
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.35	10/1/33	8,250,000	8,299,418
New York State Power Authority, Revenue and General Purpose	5.00	11/15/12	17,210,000 c	18,924,804

New York State Power Authority, Revenue and General Purpose	5.00	11/15/12	10,500,000 c	11,546,220
New York State Thruway Authority, General Revenue (Insured; FGIC)	5.00	1/1/25	5,000,000	5,219,650
New York State Thruway Authority, Highway and Bridge Trust Fund Bonds (Insured; FGIC)	5.75	4/1/10	2,000,000 c	2,137,200
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/21	10,000,000	10,636,200
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/27	14,035,000	14,553,172
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/18	5,000,000	5,347,200
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/24	13,090,000	13,608,757
New York State Urban Development Corporation, Corporate Purpose Subordinated Lien Bonds	5.13	7/1/18	4,550,000	4,838,288
New York State Urban Development Corporation, Service Contract Revenue (Insured; FSA)	5.25	1/1/20	10,000,000	10,973,800
New York State Urban Development Corporation, Service Contract Revenue (Insured; FSA)	5.00	1/1/26	6,425,000	6,717,273
New York State Urban Development Corporation, State Facilities Revenue (Insured; MBIA, Inc.)	5.70	4/1/20	20,000,000	22,568,800
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	2,500,000	2,412,150
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/19	3,250,000	3,444,870
Niagara Falls City School District, COP (High School Facility) (Insured; MBIA, Inc.)	5.63	6/15/13	2,045,000	2,315,165
Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project)	5.70	1/1/28	4,600,000	3,981,944
Port Authority of New York and New Jersey (Consolidated Bonds, 93rd Series)	6.13	6/1/94	15,000,000	16,964,250

Port Authority of New York and New Jersey (Consolidated Bonds, 132nd Series)	5.00	9/1/33	10,000,000	10,177,300
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/18	5,000,000	5,400,700
Port Authority of New York and New Jersey (Consolidated Bonds, 152nd Series)	5.00	11/1/28	8,000,000	7,869,680
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA, Inc.)	6.25	12/1/13	6,000,000	6,448,020
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA, Inc.)	6.25	12/1/14	10,000,000	10,772,400
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; AMBAC)	5.00	10/15/29	15,000,000	15,348,600
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA, Inc.)	5.25	10/15/18	20,000,000	21,704,200
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA, Inc.)	5.00	10/15/24	10,000,000	10,394,900
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/12	1,455,000	1,495,114
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/13	1,000,000	1,021,860
Suffolk County Judicial Facilities Agency, Service Agreement Revenue (John P Cohalan Complex) (Insured; AMBAC)	5.00	4/15/16	2,720,000	2,809,026
Suffolk Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/48	13,000,000	12,728,950
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/20	10,000,000	10,576,500
Tobacco Settlement Financing				

Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,165,000
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.38	1/1/16	7,500,000 c	8,535,450
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.25	11/15/19	10,000,000	10,604,700
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	10,540,000 c	12,049,750
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.13	11/15/29	10,000,000	10,129,500
Triborough Bridge and Tunnel Authority, General Revenue	5.25	11/15/12	1,500,000	1,649,220
Triborough Bridge and Tunnel Authority, Special Obligation Revenue (Insured; MBIA, Inc.)	5.13	1/1/14	3,000,000 c	3,327,060
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/42	16,230,000	14,133,084
Westchester County Industrial Development Agency, Resource Recovery Equity Bonds (Westchester Resco Company Project)	5.50	7/1/09	2,650,000	2,651,590
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/21	2,135,000	1,978,867
Yonkers, GO (Insured; AMBAC)	5.25	6/1/09	2,110,000 c	2,187,838
U.S. Related--4.1%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,000,000 c	2,114,000
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 c	3,171,000
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	1,000,000	1,009,270
Puerto Rico Commonwealth, Public Improvement GO (Insured; FSA)	5.50	7/1/10	10,100,000	10,585,002
Puerto Rico Commonwealth, Public Improvement GO (Insured; MBIA, Inc.)	6.00	7/1/15	3,000,000	3,304,800
Puerto Rico Highways and				

Transportation Authority, Highway Revenue	0.00	7/1/27	22,625,000 [e]	8,019,431
Puerto Rico Highways and Transportation Authority, Transportation Revenue	5.50	7/1/24	5,500,000	5,646,245
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.50	10/1/40	5,000,000	5,181,450
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	5.50	7/1/27	5,000,000	5,178,400
University of Puerto Rico, University System Revenue	5.00	6/1/30	10,000,000	9,740,500
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	1,000,000	1,053,010
Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian)	5.13	7/1/11	4,230,000	4,275,684
Total Long-Term Municipal Investments (cost $1,407,121,668)				**1,426,067,162**

Short-Term Municipal Investments--1.4%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
New York;				
Albany Industrial Development Agency, Civic Facility Revenue (The College of Saint Rose Project) (LOC; Bank of America)	2.30	9/1/08	4,350,000 [f]	4,350,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons North Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	7.00	9/7/08	2,500,000 [f]	2,500,000
Monroe County Industrial Development Agency, Civic Facility Revenue, Refunding (Nazareth College of Rochester Project) (Insured; MBIA, Inc. and Liquidity Facility; HSBC Bank USA)	7.00	9/7/08	4,190,000 [f]	4,190,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; JPMorgan Chase Bank)	1.68	9/7/08	2,375,000 [f]	2,375,000
New York City Municipal Water Finance Authority, Water and Sewer System Second General				

Resolution Revenue (Liquidity Facility; Bank of Nova Scotia)	2.30	9/1/08	6,560,000 f	6,560,000
Total Short-Term Municipal Investments (cost $19,975,000)				**19,975,000**
Total Investments (cost $1,427,096,668)			**100.0%**	**1,446,042,162**
Cash and Receivables (Net)			**.0%**	**252,426**
Net Assets			**100.0%**	**1,446,294,588**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities amounted to $35,541,161 or 2.5% of net assets.
b   Collateral for floating rate borrowings.
c   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
d   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.
e   Security issued with a zero coupon. Income is recognized through the accretion of discount.
f   Variable rate demand note - rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.

At August 31, 2008, the aggregate cost of investment securities for income tax purposes was $1,427,096,668. Net unrealized appreciation on investments was $18,945,494 of which $36,957,211 related to appreciated investment securities and $18,011,717 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ABAG	Association Of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation

IDR	Industrial Development Revenue		**LOC**	Letter of Credit
LOR	Limited Obligation Revenue		**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue		**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue		**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates		**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants		**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes		**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue		**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency		**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes		**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes		**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.
The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	1,446,042,162	0
Level 3 - Significant Unobservable Inputs	0	0
Total	1,446,042,162	0

*Other financial instruments include derivative instruments, such as futures, forward currency
exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.